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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Vertrue Incorporated

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

92534N101

(CUSIP Number)

Thomas W. Smith
323 Railroad Avenue
Greenwich, CT 06830
(203) 661-1200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Jeffrey N. Ostrager
Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, New York 10178
(212) 696-6000

June 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 92534N101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas W. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 782,990*
	8	SHARED VOTING POWER 950,971*
	9	SOLE DISPOSITIVE POWER 865,033*
	10	SHARED DISPOSITIVE POWER 868,928*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,733,961*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%
14	TYPE OF REPORTING PERSON IN

* See Items 4, 5 and 6 herein. The Reporting Persons may be deemed to have beneficial ownership of shares of the Issuer’s common stock beneficially owned by other persons as a result of the Brencourt and Ramius Letter Agreements. The Reporting Persons expressly disclaim such group status and are filing this Schedule 13D/A on behalf of themselves and not on behalf of any such other person or entity.

CUSIP No. 92534N101

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Scott J. Vassalluzzo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,000*
	8	SHARED VOTING POWER 928,988*
	9	SOLE DISPOSITIVE POWER 73,060*
	10	SHARED DISPOSITIVE POWER 868,928*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 941,988*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON IN

* See Items 4, 5 and 6 herein. The Reporting Persons may be deemed to have beneficial ownership of shares of the Issuer’s common stock beneficially owned by other persons as a result of the Brencourt and Ramius Letter Agreements. The Reporting Persons expressly disclaim such group status and are filing this Schedule 13D/A on behalf of themselves and not on behalf of any such other person or entity.

CUSIP No. 92534N101

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Idoya Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION New York Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 157,389*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 157,389*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,389*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON PN

* See Items 4, 5 and 6 herein. The Reporting Persons may be deemed to have beneficial ownership of shares of the Issuer’s common stock beneficially owned by other persons as a result of the Brencourt and Ramius Letter Agreements. The Reporting Persons expressly disclaim such group status and are filing this Schedule 13D/A on behalf of themselves and not on behalf of any such other person or entity.

CUSIP No. 92534N101

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION New York Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 524,769*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 524,769*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 524,769*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON PN

* See Items 4, 5 and 6 herein. The Reporting Persons may be deemed to have beneficial ownership of shares of the Issuer’s common stock beneficially owned by other persons as a result of the Brencourt and Ramius Letter Agreements. The Reporting Persons expressly disclaim such group status and are filing this Schedule 13D/A on behalf of themselves and not on behalf of any such other person or entity.

Explanatory Note:

The following constitutes Amendment No. 3 to the joint filing on Schedule 13D by Thomas W. Smith and Scott J. Vassalluzzo originally filed with the Securities and Exchange Commission on November 23, 2003, as amended by Amendment No. 1 filed on May 18, 2004, and Amendment No. 2 filed on December 31, 2004 (the "Schedule 13D"). The Schedule 13D is being further amended to: (i) report the sale by Idoya Partners L.P. of 411,000 shares on June 20, 2007; (ii) report the agreement by the reporting persons to sell 1,807,021 shares; and (iii) remove Idoya Partners L.P. as a reporting person because as of June 20, 2007 it no longer beneficially owns more than five percent of the Common Stock of Vertrue Incorporated.

The Schedule 13D is hereby amended and restated in its entirety as follows:

Item 1.	Security and Issuer

This statement relates to the common stock, $0.01 par value ("Common Stock") of Vertrue Incorporated, a Delaware corporation whose principal executive offices are located at 680 Washington Boulevard, Suite 1100, Stamford, CT 06901 (the "Issuer").

Item 2.	Identity and Background

(a) - (f) This statement is filed jointly by: (i) Thomas W. Smith and Scott J. Vassalluzzo, each of whom is a private investment manager; (ii) Idoya Partners L.P., a New York limited partnership for which Messrs. Smith and Vassalluzzo are each a general partner; and (iii) Prescott Associates L.P., a New York limited partnership for which Messrs. Smith and Vassalluzzo are each a general partner (the persons and entities in (i) through (iii) are referred to collectively herein as the "Reporting Persons"). The business address for each of the Reporting Persons is 323 Railroad Avenue, Greenwich, Connecticut 06830. The filing of this statement shall not be deemed to be an admission that the Reporting Persons comprise a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Reporting Persons each disclaim beneficial ownership of the shares reported in this Schedule 13D in excess of those shares as to which they have or share voting or investment authority.

During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has any Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Messrs. Smith and Vassalluzzo are each a citizen of the United States. Idoya Partners L.P. and Prescott Associates L.P. are New York limited partnerships

Item 3.	Source and Amount of Funds or Other Consideration

To fund the purchase of the Common Stock reported herein, the Managed Accounts (as hereinafter defined) contributed in the aggregate $26,132,925 of the funds of the Managed Accounts (including $3,471,063 and $15,767,125 contributed by Idoya Partners L.P. and Prescott Associates L.P., respectively), Mr. Smith contributed $14,505,155 of his personal funds, and Mr. Vassalluzzo contributed $208,910 of his personal funds.

Item 4.	Purpose of Transaction

Subject to and as described more fully in Item 5 below, Messrs. Smith and Vassalluzzo beneficially own 984,321 and 928,988 shares of Common Stock, respectively, in their capacity as investment managers for certain managed accounts (the "Managed Accounts"). The Managed Accounts consist of investment accounts for: (i) three private investment limited partnerships for which Messrs. Smith and Vassalluzzo are each a general partner, (ii) an employee profit-sharing plan of a corporation wholly owned by Mr. Smith and for which each of Messrs. Smith and Vassalluzzo is a trustee; (iii) certain friends and family members of Messrs. Smith and Vassalluzzo (including trusts established for the benefit of certain family members of Mr. Smith and a family limited liability company managed by Mr. Vassalluzzo), and (iv) a private charitable foundation established by Mr. Smith (for which Mr. Smith acts as trustee). In addition, Messrs. Smith and Vassalluzzo each own Common Stock for their own accounts in the amounts of 749,640 and 13,000 shares, respectively (collectively, the "Personal Shares"). The 1,044,381 shares of Common Stock owned by the Managed Accounts (the "Managed Account Shares") were acquired by the Reporting Persons on behalf of the Managed Accounts for the purpose of achieving the investment goals of the Managed Accounts. Messrs. Smith and Vassalluzzo acquired the Personal Shares for investment purposes.

On June 20, 2007, Thomas W. Smith and Scott J. Vassalluzzo, individually and on behalf of the Managed Accounts (collectively, the “Sellers”), entered into a Letter Agreement (as supplemented, the “Brencourt Letter Agreement”) with Brencourt Advisors, LLC (“Brencourt”) to sell to one or more funds managed by Brencourt (collectively, the “Brencourt Purchasers”) an aggregate of 1,807,021 shares of Common Stock of the Issuer (the “Brencourt Shares”) for a price of $48.90 per share, subject to adjustment in the amount of $0.007 per share for each day that the closing occurs before or after July 10, 2007. The closing will occur on the second business day after termination or expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”). If the closing of the purchase and sale does not occur prior to the closing of the merger under the Merger Agreement by and among the Issuer, Velo Holdings Inc. and Velo Acquisition Inc. (as such Merger Agreement may be amended), the Brencourt Purchasers are obligated to pay Sellers the amount of $0.25 per share, Sellers would retain their rights as shareholders under the Merger Agreement, and the purchase and sale under the Brencourt Letter Agreement would be cancelled. Sellers may terminate the Brencourt Letter Agreement if the closing of the purchase and sale does not occur prior to July 31, 2007. Pursuant to the Brencourt Letter Agreement, Messrs. Smith and Vassalluzzo have agreed to vote the Brencourt Shares as the Brencourt Purchasers may direct and have granted an irrevocable proxy to designees of Brencourt. The voting agreement is subject to termination or expiration of the applicable waiting period under the HSR Act.

On June 20, 2007, Thomas W. Smith and Scott J. Vassalluzzo entered into a Letter Agreement (the “Ramius Letter Agreement”) with Starboard Value and Opportunity Master Fund Ltd., RCG Ambrose Master Fund, Ltd. (“RCG Ambrose”) and Parche, LLC (“Parche”, and together with Starboard and RCG Ambrose, the “Ramius Purchasers”) to sell to the Ramius Purchasers an aggregate of 411,000 shares of Common Stock of the Issuer held by Idoya Partners L.P. (the “Ramius Shares”) for a fixed price of $48.75 per share. The sale and purchase of the Ramius Shares closed on June 20, 2007. Pursuant to the Ramius Letter Agreement, Messrs. Smith and Vassalluzzo have agreed to vote the Ramius Shares as the Ramius Purchasers may direct and have granted an irrevocable proxy to designees of the Ramius Purchasers.

The foregoing descriptions of the Brencourt Letter Agreement and the Ramius Letter Agreement do not purport to be complete and are qualified in their entirety by the respective terms of the Brencourt Letter Agreement and the Ramius Letter Agnreement, which are incorporated by reference in response to this Item 4 and are attached hereto as Exhibits 2, 3 and 4.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons (based on the 9,764,505 shares of Common Stock reported as outstanding on June 7, 2007 in the Issuer's Schedule 14A filed with the SEC on June 12, 2007) is as follows: Mr. Smith - 1,733,961 shares (17.8%); Mr. Vassalluzzo - 941,988 shares (9.6%); Idoya Partners L.P. - 157,389 shares (1.6%) and Prescott Associates L.P.- 524,769 shares (5.4%).

(b)  Subject to the Brencourt Letter Agreement, Messrs. Smith and Vassalluzzo have the sole power to vote or to direct the vote of 782,990 and 13,000 shares of Common Stock, respectively, and to dispose or to direct the disposition of 865,033 and 73,060 shares of Common Stock, respectively. Idoya Partners L.P. and Prescott Associates L.P. have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 157,389 and 524,769 shares of Common Stock, respectively. Of the 1,044,381 shares of Common Stock owned by the Managed Accounts, Messrs. Smith and Vassalluzzo share the power to vote or to direct the vote of and to dispose or to direct the disposition of 868,928 shares. Idoya Partners L.P. and Prescott Associates L.P. do not share the power to vote or to direct the vote and dispose or to direct the disposition of any Common Stock.

(c)  Pursuant to the Ramius Letter Agreement described in Item 4 and attached hereto as Exhibit 3, on June 20, 2007, Idoya Partners L.P. sold 411,000 shares of Common Stock of the Issuer to the Ramius Purchasers for a fixed price of $48.75 per share. Apart from the foregoing, during the sixty (60) days prior to the date of this filing, the Reporting Persons effected no transactions involving shares of Common Stock.

(d) The Managed Accounts have the right to receive dividends from, and the proceeds from the sale of, the Managed Account Shares.

(e)  As of June 20, 2007, Idoya Partners L.P. ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information under Item 4 and in Exhibits 1, 2, 3 and 4 attached hereto is incorporated herein by reference. With respect to Managed Accounts established for the benefit of certain family members and friends of the Reporting Persons, the voting and investment authority accorded the Reporting Persons is subject to each beneficiary's ability, if so provided, to terminate or otherwise direct the disposition of the Managed Account.

As a result of the Brencourt and Ramius Letter Agreements, the Reporting Persons may be deemed to have beneficial ownership of shares of Common Stock beneficially owned by certain other persons. The Reporting Persons expressly disclaim such group status and are filing this Amendment No. 3 to Schedule 13D on behalf of themselves and not on behalf of any other such person or entity.

Except for the Brencourt and Ramius Letter Agreements or as otherwise set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, or any finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1. Agreement relating to the joint filing of this statement on Schedule 13D/A dated June 21, 2007.

2. Letter Agreement dated June 20, 2007 by and among Thomas W. Smith, Scott J. Vassalluzzo and Brencourt Advisors, LLC.

3. Letter Agreement dated June 20, 2007 by and among Thomas W. Smith, Scott J. Vassalluzzo, Starboard Value and Opportunity Master Fund Ltd., RCG Ambrose Master Fund, Ltd. and Parche, LLC.

4. Letter dated as of June 20, 2007 from Brencourt Advisors, LLC to Thomas W. Smith and Scott J. Vassalluzzo.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2007

                 /s/ Thomas W. Smith
                        Thomas W. Smith

                /s/ Scott J. Vassalluzzo
                      Scott J. Vassalluzzo

IDOYA PARTNERS L.P.

                 /s/ Thomas W. Smith
By:	Thomas W. Smith
Its:	General Partner

PRESCOTT ASSOCIATES L.P.

                 /s/ Thomas W. Smith
By:	Thomas W. Smith
Its:	General Partner